Exhibit 99.1

New Gold Announces 2018 Third Quarter Results

Rainy River Reports Improved Productivity in September

(All dollar figures are in US dollars unless otherwise indicated)

TORONTO, Oct. 24, 2018 /CNW/ - New Gold Inc. ("New Gold" or the "Company") (TSX:NGD) (NYSE American:NGD) today announces its 2018 third quarter results. Unless otherwise noted, all operating and financial results have been presented on a continuing basis and exclude the Mesquite Mine and Peak Mines, which have been classified as discontinued operations.

(For detailed information, please refer to the Company's Third Quarter Management's Discussion and Analysis and Financial Statements that are available on the Company's website at www.newgold.com and on SEDAR at www.sedar.com. The Company uses certain non-GAAP financial performance measures throughout this news release. Please refer to the "Non-GAAP Financial Performance Measures" section of this news release.)

2018 Third Quarter Highlights

  Appointed Mr. Renaud Adams as President and CEO effective September 12, 2018
  Appointed Mr. James Gowans to the Board of Directors effective July 8, 2018
  Announced the sale of the Mesquite Mine for gross proceeds of $158 million, subject to closing adjustments, expected to close during the fourth quarter
  Gold production from total operations of 114,025 ounces and copper production of 21.7 million pounds
  Operating expense from continuing operations of $644 per gold ounce and $1.57 per copper pound
  All-in sustaining costs from total operations(1) of $966 per ounce, including total cash costs(2) of $424 per ounce
  Revenues of $147 million from continuing operations
  Operating cash flows of $51 million, or $0.09 per share
  Operating cash flows before changes in non-cash operating working capital of $83 million, or $0.14 per share
  Loss from continuing operations of $2 million, or $0.00 per share
  Net loss of $166 million, or $0.29 per share, including an impairment loss, net of tax of $162 million, relating to the sale of the Mesquite Mine
  September 30, 2018 total liquidity of $253 million, including cash and cash equivalents of $129 million, prior to the receipt of Mesquite sale proceeds

"The third quarter included many positive changes for New Gold that will help reposition the Company as a leading, Canadian-focused intermediate gold producer. We strengthened the technical experience of the Board and senior executive team and announced the sale of the Mesquite Mine, which improves our cash position, secures the liquidity to complete the ramp-up of Rainy River, and allows us to focus exclusively on our two producing assets, Rainy River and New Afton, and unlocking value for our Blackwater project," stated Renaud Adams, President and Chief Executive Officer. "The fourth quarter will be a pivotal quarter for New Gold as we advance a short-term operational plan at Rainy River to reposition this core operation for long-term success. We are confident that additional productivity improvements will be realized during the fourth quarter. Our New Afton Mine continues to deliver solid and consistent results, and we are currently evaluating alternative scenarios to advance the development of the C-zone beginning in early 2019.  We will launch exploration programs at both assets as we seek to achieve organic growth opportunities by expanding our resource base."

2018 Third Quarter and Year-To-Date Financial Results

	Three months ended September 30		Nine months ended September 30
(in millions of U.S. dollars, except per share amounts)	2018	2017	2018	2017
CONTINUING OPERATIONS(i)
Revenues	147.1	93.0	447.1	265.2
Operating margin(6)	64.5	51.6	197.6	143.0
Asset impairment, net of tax	-	-	282.1	-
(Loss) earnings from continuing operations	(1.6)	26.7	(343.1)	68.9
Earnings (loss) from continuing operations per share (basic)	(0.00)	0.05	(0.59)	0.12
Adjusted (loss) earnings from continuing operations	(4.6)	2.6	(33.3)	(0.1)
Adjusted (loss) earnings per share from continuing operations	(0.01)	0.00	(0.06)	(0.00)
Operating cash flows generated from continuing operations	43.2	54.8	135.2	138.8
Operating cash flows generated from continuing operations before changes in non-cash operating working capital	69.7	45.6	189.8	114.3
TOTAL OPERATIONS (includes Mesquite and Peak Mines)

Net (loss) earnings	(165.8)	27.0	(497.3)	87.6
Net (loss) earnings per share (basic)	(0.29)	0.05	(0.86)	0.16
Cash generated from operations	51.1	66.0	182.1	223.4
i. Continuing operations include the Rainy River, New Afton and Cerro San Pedro Mines.

Third Quarter Financial Highlights - Continuing Operations

  Revenues for the quarter from continuing operations increased by $54 million, or 58%, relative to the prior-year period, due to higher gold sales volumes which offset lower gold prices. Relative to the prior-year period, gold sales increased by 169%, attributable to the start-up of Rainy River.
  The average realized gold price for the quarter decreased by $85 per ounce, or 7%, and the average realized copper price for the quarter increased by $0.15 per pound, or 5%, relative to the prior-year quarter, which was only partially offset by a 6% decrease in copper sales at New Afton.
  Operating margin for the quarter increased by $13 million relative to the prior-year period, driven by the higher gold sales volumes, which were partially offset by higher operating expenses as well as a heap leach inventory and net realizable value inventory write-down of $12 million at Cerro San Pedro as the mine moved to reclamation activities.
  The Company reported a loss from continuing operations of $2 million, or $0.00 per share in the quarter, a decrease relative to earnings of $27 million, or $0.05 per share, in the prior-year period. The third quarter loss from continuing operations included the net impact of finance costs of $18 million, an $11 million pre-tax foreign exchange gain, and a $5 million gain on the revaluation of the gold stream obligation, while the prior-year period included a $31 million pre-tax foreign exchange gain.
  New Gold had an adjusted net loss from continuing operations of $5 million, or $0.01 per basic share, in the third quarter of 2018 relative to adjusted earnings of $3 million, or $0.01 per basic share in the prior-year quarter. Quarterly adjusted loss from continuing operations included the net impact of a $16 million increase in finance costs as the Company ceased capitalization of interest to its qualifying development property due to the commencement of commercial production at Rainy River, a $20 million increase in depreciation and depletion expenses, partially offset by a $23 million increase in operating margin and a decrease of $6 million in exploration, business development, and corporate general and administrative expenses.
  Operating cash flows generated from continuing operations for the quarter, before changes in non-cash operating working capital of $70 million, was $24 million, or 53%, higher than the prior-year period due to the increase in operating margin and a reduction in exploration and corporate general and administrative expenses. Operating cash flows generated from continuing operations for the quarter were lower than the prior-year period due to the increase in stockpile inventory at Rainy River.

Year-to-Date Financial Highlights - Continuing Operations

  Revenues for the period from continuing operations increased by $182 million, or 69%, relative to the prior-year period, due to higher gold sales volumes and higher copper prices. Relative to the prior-year period, gold sales increased by 147%, attributable to the start-up of Rainy River.
  The average realized gold price for the period decreased by $10 per ounce, or 1%, and the average realized copper price for the quarter increased by $0.44 per pound, or 17%, relative to the prior-year period.
  Operating margin for the period increased by $55 million relative to the prior-year period driven by higher gold sales volumes and higher copper prices, which was partially offset by higher operating expenses.
  During the second quarter of 2018, the Company completed an updated Rainy River life-of-mine plan, and in early August 2018 an updated National Instrument 43-101 Technical Report for Rainy River was released. The updated life-of-mine plan contains updated per unit costs, changes to the sequencing in gold production and a less than 3% reduction in gold production over the life-of-mine. The updated life-of-mine plan incorporates changes to open pit design and extraction sequencing, resulting in higher ore tonnes mined and processed at a lower average gold grade. As a result of the updated life-of-mine plan and the associated revision of Rainy River's 2018 outlook, the Company reported an impairment loss, net of tax, of $282 million in the second quarter of 2018.
  The Company reported a loss from continuing operations of $343 million, or $0.59 per share, for the period relative to earnings from continuing operations of $69 million, or $0.12 per share, in the prior-year period. The loss from continuing operations included the net impact of the after-tax impairment charge of $282 million relating to Rainy River, finance costs of $52 million, a $14 million gain on the revaluation of the gold stream obligation, a $7 million gain on the revaluation of copper price option contracts, a $17 million pre-tax foreign exchange loss, and a $2 million restructuring charge, while the prior-year period included a $53 million pre-tax foreign exchange gain and a $33 million gain on the sale of the El Morro stream.
  New Gold had an adjusted loss from continuing operations of $33 million, or $0.06 per basic share, in the period relative to $0.1 million, or $0.00 per basic share in the prior-year period. Adjusted net loss from continuing operations included the net impact of a $71 million increase in depreciation and depletion expenses, and a $48 million increase in finance costs, as the Company ceased capitalization of interest to its qualifying development property due to the commencement of commercial production at Rainy River, partially offset by a $65 million increase in operating margin, a $13 million decrease in exploration, business development, and corporate general and administrative expenses, and an $8 million increase in income tax recovery.
  Operating cash flows generated from continuing operations for the period, before changes in non-cash operating working capital of $190 million, was $75 million, or 66%, higher than the prior-year period due to the increase in operating margin. Operating cash flows generated from continuing operations for the period were consistent with the prior-year period, as the increase in operating margin was offset in the prior-year period by the receipt of an outstanding concentrate receivable of $21 million at New Afton, and in the current period by an increase in working capital associated with the increase in stockpile inventory at Rainy River.

Third Quarter Financial Highlights - Total Operations (including Mesquite and Peak Mines)

  For total operations, a net loss of $166 million, or $0.29 per share, was reported for the quarter. The decrease in net earnings relative to earnings from continuing operations relates to an after-tax impairment loss of $162 million on the classification of Mesquite as an asset held for sale.
  Cash generated from total operations of $51 million for the quarter was lower than the prior-year period due to the increase in stockpile inventory at Rainy River and the prior-year year period including Peak Mines, which was sold early in the second quarter of 2018.

Year-to-Date Financial Highlights - Total Operations (including Mesquite and Peak Mines)

  The Company reported a net loss of $497 million, or $0.86 per share for the period. The decrease in net earnings relative to earnings from continuing operations primarily relates to the after-tax impairment loss of $162 million on the classification of Mesquite as an asset held for sale.
  Cash generated from operations for the nine-month period of $182 million, was lower than the prior-year period, primarily due to the receipt of an outstanding concentrate receivable of $21 million at New Afton in the prior-year period and an increase in working capital associated with the increase in stockpile inventory at Rainy River which was only partially offset by the increase in operating margin. The prior-year period also included Peak Mines, which was sold early in the second quarter of 2018.

2018 Third Quarter and Year-To-Date Operational Results

	Three months ended September 30		Nine months ended September 30
(in millions of U.S. dollars, except per share amounts)	2018	2017	2018	2017
CONTINUING OPERATIONS(i)
Gold (ounces):
Produced	77,533	29,520	218,055	90,939
Sold	76,653	28,479	213,581	86,484
Copper (millions of pounds):
Produced	21.7	22.8	64.3	66.0
Sold	20.5	21.8	61.4	62.5
Silver (millions of ounces):
Produced	0.2	0.2	0.5	0.7
Sold	0.2	0.2	0.5	0.7
Revenue
Gold ($/ounce)	1,179	1,205	1,246	1,203
Copper ($/pound)	2.67	2.53	2.81	240
Silver ($/ounce)	13.69	16.05	15.31	16.62
Average realized price(5)
Gold ($/ounce)	1,205	1,290	1,275	1,285
Copper ($/pound)	2.93	2.78	3.08	2.64
Silver ($/ounce)	14.30	16.55	15.89	17.10
Operating expense
Gold ($/ounce)	644	527	677	546
Copper ($/pound)	1.57	1.14	1.64	1.12
Silver ($/ounce)	7.64	6.79	8.43	7.12
Total cash costs ($/ounce)	239	(535)	303	(378)
All-in sustaining costs ($/ounce)	984	264	1,069	358

TOTAL OPERATIONS (includes Mesquite and Peak Mines)
Gold (ounces):
Produced	114,025	82,027	344,890	296,521
Sold	112,058	79,904	338,145	286,019
Copper (millions of pounds):
Produced	21.7	26.0	68.7	76.2
Sold	20.5	24.5	66.2	71.7
Silver (millions of ounces):
Produced	0.2	0.3	0.6	0.9
Sold	0.2	0.3	0.6	0.8
Total cash costs ($/ounce)	424	339	455	332
All-in sustaining costs ($/ounce)	966	792	984	706

i.	Continuing operations include the Rainy River, New Afton and Cerro San Pedro Mines.

Third Quarter Operational Highlights

  Third quarter gold production of 114,025 ounces (including 36,492 ounces from Mesquite) was higher than the prior-year period primarily due to additional ounces from Rainy River that more than offset the planned lower production at New Afton, Mesquite and Cerro San Pedro. Copper production of 21.7 million pounds and silver production of 0.2 million ounces for the quarter was lower than the prior-year period, consistent with planned lower copper and silver production in 2018.
  Operating expense per gold ounce for the quarter from continuing operations of $644 increased relative to the prior-year period mainly due to planned higher operating expenses at Rainy River and the impact of a heap leach inventory and net realizable value write-down at Cerro San Pedro.
  All-in sustaining costs for the quarter from continuing operations were $984 per ounce, including total cash costs of $239 per ounce. All-in sustaining costs from all operations were $966 per ounce, including total cash costs of $424 per ounce. The increase in all-in sustaining costs from all operations relative to the prior-year period was attributable to the combined impact of an $85 per ounce increase in total cash costs and a $25 million increase in the Company's consolidated sustaining costs, which include sustaining capital, exploration, general and administrative, and amortization of reclamation expenditures. The increase in consolidated total cash costs was primarily driven by higher per ounce operating costs at Rainy River. The increase in consolidated sustaining costs was primarily related to Rainy River sustaining capital expenditures as construction of certain infrastructure continued in the quarter.

Year-to-Date Operational Highlights

  For the nine-month period, gold production of 344,890 ounces (including 101,402 ounces from Mesquite and 25,432 ounces from Peak) was significantly higher than the prior-year period as additional ounces from Rainy River more than offset the planned lower production at New Afton, Mesquite and Cerro San Pedro. Copper production of 68.7 million pounds (including 4.4 million pounds from Peak) and silver production of 0.6 million ounces (including 0.1 million ounces from Peak) were lower than the prior-year period, consistent with planned lower copper and silver production in 2018.
  Operating expense per gold ounce of $677 for the period from continuing operations increased relative to the prior-year period mainly due to planned higher operating expenses at Rainy River in its first nine months of operations.
  All-in sustaining costs from continuing operations were $1,069 per ounce for the period, including total cash costs of $303 per ounce. All-in sustaining costs from all operations were $984 per ounce, including total cash costs of $455 per ounce. The increase in consolidated total cash costs was primarily driven by higher per ounce operating costs at Rainy River. The increase in consolidated sustaining costs was primarily related to sustaining capital expenditures at Rainy River incurred during its first full year of operations.

Rainy River

	Three months ended September 30		Nine months ended September 30
	2018	2017	2018	2017
Operating information
Gold (ounces):
Produced	55,538	-	150,082	-
Sold	55,968	-	148,680	-
Silver (ounces):
Produced	59,643	-	174,858	-
Sold	61,708	-	176,385	-
Operating expense:
Gold ($/ounce)	760	-	905	-
Silver ($/ounce)	9.40	-	11.41	-
All-in sustaining costs ($/ounce)	1,546	-	1,700	-
All-in sustaining costs on a co-product basis:
Gold ($/ounce)	1,541	-	1,694	-
Silver ($/ounce)	19.07	-	21.35	-

Rainy River Operational Metrics
	Q4 2017	Q1 2018	Q2 2018	Q3 2018	Sept. 2018
Tonnes mined per day (ore and waste)	111,820	112,432	107,416	102,290	110,248
Ore tonnes mined per day	29,639	36,296	36,043	30,439	23,085
Strip Ratio (waste:ore)	2.77	2.10	1.98	2.36	3.78
Tonnes milled per day	16,022	17,534	16,549	16,962	20,462
Gold grade milled (g/t)	0.94	1.08	1.24	1.21	1.32
Gold recovery (%)	86.1	81.0	87.0	87.0	89.0
Mill availability (%)	N/A	77	74	76	90
Production	28,509	39,325	55,219	55,538	25,517

  During the quarter, overall operational performance at Rainy River improved, particularly following the completion of a five-day mill shutdown in late August. During the shutdown, the work completed included a Semi-Autogenous Grinding (SAG) mill reline, modifications to the elution circuit and the replacement of carbon elution circuit screens. Immediately following the upgrade, mill availability, processing rates and metal recoveries improved and supported the best-ever monthly performance in September.
  During the quarter, the mill facility processed 1.6 million tonnes, or 16,962 tonnes per day, at a grade of 1.21 grams per tonne, with recoveries of 87%. Following the mill upgrade, mill availability increased to average approximately 90% in September. Supported by the improved availability of the mill facility, September processing rates increased to average 20,462 tonnes per day, at a gold recovery rate of 89%.
  Production for the quarter was 55,538 gold ounces, which included the five days related to the mill shutdown in August. Following the completion of the modifications, mill performance improved, which supported solid monthly production of 25,517 gold ounces in September. The operation is on track to meet the low end of the revised 2018 production guidance.
  Operating expense for the quarter was $760 per ounce. Operating expense per ounce is expected to exceed revised 2018 guidance estimates due to the impact of unplanned maintenance costs related to the mill facility. Operating expense is expected to decline in the coming quarters, as operational performance improves.
  All-in sustaining costs for the quarter were $1,546 per ounce, and are expected to be within revised 2018 annual guidance estimates. It is expected that all-in sustaining costs will continue to decline, corresponding with the planned productivity improvements and the completion of construction activities.
  During the quarter, the open pit mined approximately 9.4 million tonnes of ore and waste (102,290 tonnes per day).
  Reconciliation of tonnes and grades from blast hole samples in the quarter were in line with the resource model. Optimization of mining practices to reduce overall mine dilution continued during the quarter.
  At the end of the quarter, approximately 3.4 million tonnes of medium grade and 2.9 million tonnes of lower grade ore, at grades of 0.73 and 0.46 grams per tonne respectively, was stockpiled ahead of the mill facility for future processing.

Rainy River: The Operational Plan Forward

The Company has launched a near-term operational plan that will focus on creating a culture of continuous improvement to drive operational efficiencies. The plan is focused on optimizing mine practices, enhancing grade control procedures, and further improving mill availability and gold recoveries.

  During the fourth quarter, ongoing efforts will primarily focus on improving mine and mill productivity.
  Concurrently, the Company will maintain a diligent focus on optimizing capital allocation strategies and has undertaken a comprehensive review of all key cost drivers that could support improved cost efficiencies as well as procurement practices.
  A key component of the Company's strategic operating plan is to expand the technical and operational capacity of the Rainy River team.
  During the fourth quarter, the Company will assess the potential launch of an exploration program in 2019 that has the overall objective of increasing mineral resources and potentially extending the mine life over the near and longer terms.

New Afton

	Three months ended September 30		Nine months ended September 30
	2018	2017	2018	2017
Operating information
Gold (ounces):
Produced	19,916	21,569	58,551	63,779
Sold	18,883	20,646	55,313	60,935
Copper (millions of pounds):
Produced	21.7	22.8	64.3	66.0
Sold	20.5	21.8	61.4	62.5
Operating expense:
Gold ($/ounce)	342	407	387	430
Copper ($/pound)	0.84	0.88	0.94	0.88
All-in sustaining costs ($/ounce)	(1,057)	(643)	(1,097)	(505)
All-in sustaining costs on a co-product basis:
Gold ($/ounce)	588	709	640	718
Copper ($/pound)	1.44	1.53	1.55	1.47

New Afton Operational Metrics
	Q4 2017	Q1 2018	Q2 2018	Q3 2018
Tonnes mined per day	19,436	16,751	13,654	17,105
Tonnes milled per day	16,121	14,333	14,804	14,518
Gold grade (g/t)	0.58	0.57	0.50	0.55
Gold recovery (%)	80.8	84.1	85.5	84.7
Gold Production	22,384	19,998	18,637	19,916
Copper grade (%)	93.0	94.0	82.0	89.0
Copper recovery (%)	80.9	83.2	83.8	83.0
Copper Production (Mlbs)	24.6	22.2	20.4	21.7

  The New Afton Mine delivered another quarter of solid, low-cost production and free cash flow generation. The positive results over the first nine months of the year have positioned the asset to meet, or exceed, 2018 production and cost guidance.
  Production for the quarter was 19,196 gold ounces and 21.7 million pounds of copper, on track to meet, or exceed, the high-end of 2018 production guidance.
  Operating expense for the quarter was $342 per gold ounce and $0.84 per pound of copper. Operating expense for both gold and copper continue to trend below 2018 guidance levels.
  All-in sustaining costs for the quarter were ($1,057) per gold ounce, trending lower than 2018 guidance estimates.
  During the fourth quarter, the Company will evaluate various scenarios to advance an internally funded development strategy for the C-zone, which could extend the mine life of this asset. A decision is anticipated in late 2018 with development activities beginning in early 2019.
  A two-stage project is currently underway to increase copper recoveries from supergene ore, which is anticipated to become part of the mill feed in 2019 to 2022, peaking at approximately 40% of total mill feed in 2020. Commissioning of a gravity recovery circuit with pressure jigs and a magnetic separator is scheduled for the fourth quarter, and a Knelson concentrator is anticipated to be commissioned in the third quarter of 2019.
  During the fourth quarter, the Company will assess the potential launch of an exploration program in 2019 that has the overall objective of increasing mineral resources and extending the mine life over the medium and longer terms.

Cerro San Pedro

	Three months ended September 30		Nine months ended September 30
	2018	2017	2018	2017
Operating information
Gold (ounces):
Produced	2,079	7,951	9,422	27,160
Sold	1,802	7,833	9,587	25,549
Silver (millions of ounces):
Produced	0.1	0.1	0.1	0.5
Sold	0.1	0.1	0.1	0.5
Operating expense:
Gold ($/ounce)	7,715	1,388	2,950	1,260
Silver ($/ounce)	95.81	18.10	37.31	16.86
All-in sustaining costs ($/ounce)	3,287	1,532	2,258	1,389

  Cerro San Pedro finished active mining late in the second quarter of 2016 and transitioned to residual leaching. The Company has discontinued the addition of cyanide to the heap leach pad and a staged closure process is underway.

Discontinued Operations

Mesquite

	Three months ended September 30		Nine months ended September 30
	2018	2017	2018	2017
Operating information
Gold (ounces):
Produced	36,492	38,133	101,402	116,720
Sold	35,405	38,573	103,089	114,188
Operating expense:
Gold ($/ounce)	826	750	830	717
All-in sustaining costs ($/ounce)	927	866	886	809

  On September 19, 2018, the Company announced the strategic sale of the Mesquite Mine to Equinox Gold Corp. for gross cash proceeds of $158 million, subject to closing adjustments, and results are presented as discontinued operations. The transaction is expected to close during the fourth quarter.

Financial Update

New Gold's $400 million revolving credit facility is currently secured by the New Afton and Mesquite mines. Upon closure of the Mesquite sale and the receipt of the anticipated proceeds, Rainy River will be added as security to replace Mesquite in order to maintain the facility at $400 million and extend it by one year to August 2021. Until the Rainy River security is perfected, which is expected to occur by 2019 (assuming the sale closes in the coming weeks), the credit facility will be limited to a maximum draw of $225 million.  The Company expects to direct approximately $60 million of the Mesquite sale proceeds to reduce the outstanding balance on the revolving credit facility and intends to retain approximately $100 million of the proceeds in cash.

At September 30, 2018, the face value of the Company's long-term debt was $960 million (book value – $940 million). The components of the long-term debt include: $500 million of 6.25% face value senior unsecured notes due in November of 2022; $300 million of 6.375% face value senior unsecured notes due in May of 2025; and $160 million drawn from the revolving credit facility. The Company currently has approximately 579 million shares outstanding.

Projects Update

Blackwater

Internal trade-off studies to potentially optimize and enhance project economics of the Blackwater project are currently underway. Concurrently, activities continue to focus on attaining the approval of the Environmental Assessment ("EA"), which is anticipated to be received in 2019.

Capital expenditures at Blackwater during the third quarter and year-to-date were $2 million and $6 million, respectively.

Conference Call and Webcast Details

Date:	Thursday, October 25, 2018
Time:	10:00 a.m. Eastern Time
Dial in:	North America: 1-888-231-8191, International: 1-647-427-7450
Webcast:	https://event.on24.com/wcc/r/1852623/BAD4CACA14493316D3FDFA5882CBEB76
Replay:	North America: 1-855-859-2056, International: 1-416-849-0833
Passcode:	4183034

The conference call replay will be available until November 25, 2018. An archived webcast will also be available until January 26, 2019 at www.newgold.com.

About New Gold Inc.

New Gold is a Canadian-focused intermediate gold mining company. The Company has a portfolio of four producing assets in top-rated jurisdictions. The New Afton and Rainy River Mines in Canada, the Mesquite Mine in the United States and the Cerro San Pedro Mine in Mexico (which transitioned to residual leaching in 2016), provide the Company with its current production base. In addition, New Gold owns 100% of the Blackwater project located in Canada. New Gold's objective is to be the leading intermediate gold producer, focused on the environment and social responsibility. For further information on the Company, please visit www.newgold.com.

Cautionary Note Regarding Forward-Looking Statements

Certain information contained in this news release, including any information relating to New Gold's future financial or operating performance are "forward looking". All statements in this news release, other than statements of historical fact, which address events, results, outcomes or developments that New Gold expects to occur are "forward-looking statements". Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the use of forward-looking terminology such as "plans", "expects", "is expected", "budget", "scheduled", "targeted", "estimates", "forecasts", "intends", "anticipates", "projects", "potential", "believes" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "should", "might" or "will be taken", "occur" or "be achieved" or the negative connotation of such terms. Forward-looking statements in this news release include the statements made under "Rainy River: The Operational Plan Forward", as well as other statements elsewhere in this news release, including, among others, statements with respect to: guidance for production and costs, and the factors contributing to those expected results, including mill throughput, mill availability, metal recoveries and ore grade, as well as expected capital and other expenditures; planned development activities and timing for 2018 and future years at the Rainy River Mine, including adjustments to the back-end of the mill; and the revised life-of-mine plan and the National Instrument 43-101 Technical Report for Rainy River dated July 25, 2018.

All forward-looking statements in this news release are based on the opinions and estimates of management as of the date such statements are made and are subject to important risk factors and uncertainties, many of which are beyond New Gold's ability to control or predict. Certain material assumptions regarding such forward-looking statements are discussed in this news release, New Gold's latest annual management's discussion and analysis ("MD&A"), Annual Information Form and Technical Reports filed at www.sedar.com and on EDGAR at www.sec.gov. In addition to, and subject to, such assumptions discussed in more detail elsewhere, the forward-looking statements in this news release are also subject to the following assumptions: (1) there being no significant disruptions affecting New Gold's operations; (2) political and legal developments in jurisdictions where New Gold operates, or may in the future operate, being consistent with New Gold's current expectations; (3) the accuracy of New Gold's current mineral reserve and mineral resource estimates; (4) the exchange rate between the Canadian dollar and U.S. dollar, and to a lesser extent, the Mexican Peso, being approximately consistent with current levels; (5) prices for diesel, natural gas, fuel oil, electricity and other key supplies being approximately consistent with current levels; (6) equipment, labour and materials costs increasing on a basis consistent with New Gold's current expectations; (7) arrangements with First Nations and other Aboriginal groups in respect of the Rainy River mine and Blackwater project being consistent with New Gold's current expectations; (8) all required permits, licenses and authorizations being obtained from the relevant governments and other relevant stakeholders within the expected timelines and the absence of material negative comments during the applicable regulatory processes; and (9)  in the case of production, cost and expenditure outlooks at the operating mines for 2018, commodity prices, exchange rates, grades, recovery rates, mill availability and mill throughput rates being consistent with those estimated for the purposes for 2018.

Forward-looking statements are necessarily based on estimates and assumptions that are inherently subject to known and unknown risks, uncertainties and other factors that may cause actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. Such factors include, without limitation: significant capital requirements and the availability and management of capital resources; additional funding requirements; price volatility in the spot and forward markets for metals and other commodities; fluctuations in the international currency markets and in the rates of exchange of the currencies of Canada, the United States and, to a lesser extent, Mexico; discrepancies between actual and estimated production, between actual and estimated mineral reserves and mineral resources and between actual and estimated metallurgical recoveries; risks related to early production at the Rainy River Mine, including failure of equipment, machinery, the process circuit or other processes to perform as designed or intended; fluctuation in treatment and refining charges; changes in national and local government legislation in Canada, the United States and, to a lesser extent, Mexico or any other country in which New Gold currently or may in the future carry on business; taxation; controls, regulations and political or economic developments in the countries in which New Gold does or may carry on business; the speculative nature of mineral exploration and development, including the risks of obtaining and  maintaining the validity and enforceability of the necessary licenses and permits and complying with the permitting requirements of each jurisdiction in which New Gold operates, the lack of certainty with respect to foreign legal systems, which may not be immune from the influence of political pressure, corruption or other factors that are inconsistent with the rule of law; the uncertainties inherent to current and future legal challenges New Gold is or may become a party to; diminishing quantities or grades of mineral reserves and mineral resources; competition; loss of key employees; rising costs of labour, supplies, fuel and equipment; actual results of current exploration or reclamation activities; uncertainties inherent to mining economic studies; changes in project parameters as plans continue to be refined; accidents; labour disputes; defective title to mineral claims or property or contests over claims to mineral properties; unexpected delays and costs inherent to consulting and accommodating rights of Indigenous groups; risks, uncertainties and unanticipated delays associated with obtaining and maintaining necessary licenses, permits and authorizations and complying with permitting requirements. In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental events and hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses and risks associated with the start of production of a mine, such as Rainy River, (and the risk of inadequate insurance or inability to obtain insurance to cover these risks) as well as "Risk Factors" included in New Gold's Annual Information Form, MD&A and other disclosure documents filed on and available at www.sedar.com and on EDGAR at www.sec.gov. Forward-looking statements are not guarantees of future performance, and actual results and future events could materially differ from those anticipated in such statements. All of the forward-looking statements contained in this news release are qualified by these cautionary statements. New Gold expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, events or otherwise, except in accordance with applicable securities laws.

Cautionary Note to U.S. Readers Concerning Estimates of Mineral Reserves and Mineral Resources

Information concerning the properties and operations of New Gold has been prepared in accordance with Canadian standards under applicable Canadian securities laws, and may not be comparable to similar information for United States companies. The terms "Mineral Resource", "Measured Mineral Resource", "Indicated Mineral Resource" and "Inferred Mineral Resource" used in this news release are Canadian mining terms as defined in the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") Definition Standards for Mineral Resources and Mineral Reserves adopted by CIM Council on May 10, 2014 and incorporated by reference in National Instrument 43-101.  While the terms "Mineral Resource", "Measured Mineral Resource", "Indicated Mineral Resource" and "Inferred Mineral Resource" are recognized and required by Canadian securities regulations, they are not defined terms under standards of the United States Securities and Exchange Commission.  As such, certain information contained in this news release concerning descriptions of mineralization and mineral resources under Canadian standards is not comparable to similar information made public by United States companies subject to the reporting and disclosure requirements of the United States Securities and Exchange Commission.

An "Inferred Mineral Resource" has a great amount of uncertainty as to its existence and as to its economic and legal feasibility.  Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies.  It cannot be assumed that all or any part of an "Inferred Mineral Resource" will ever be upgraded to a higher confidence category.   Readers are cautioned not to assume that all or any part of an "Inferred Mineral Resource" exists or is economically or legally mineable.

Under United States standards, mineralization may not be classified as a "Reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve estimation is made.  Readers are cautioned not to assume that all or any part of the measured or indicated mineral resources will ever be converted into mineral reserves. In addition, the definitions of "Proven Mineral Reserves" and "Probable Mineral Reserves" under CIM standards differ in certain respects from the standards of the United States Securities and Exchange Commission.

Technical Information

The scientific and technical information relating to the operation of New Gold's operating mines contained herein has been reviewed and approved by Mr. Nicholas Kwong, Director, Business Improvement of New Gold. All other scientific and technical information contained herein has been reviewed and approved by Mark A. Petersen, Vice President, Exploration of New Gold. Mr. Kwong is a Professional Engineer and member of the Association of Professional Engineers and Geoscientists of British Columbia. Mr. Petersen is a SME Registered Member, AIPG Certified Professional Geologist. Mr. Petersen and Mr. Kwong are "Qualified Persons" for the purposes of NI 43-101.

For additional technical information on New Gold's material properties, including a detailed breakdown of Mineral Reserves and Mineral Resources by category, as well as key assumptions, parameters and risks, refer to the Rainy River National Instrument 43-101 Technical Report dated June 30, 2018 and New Gold's Annual Information Form for the year ended December 31, 2017 filed on www.sedar.com.

Non-GAAP Measures

(1) All-In Sustaining Costs

"All-in sustaining costs" per ounce is a non-GAAP financial measure. Consistent with guidance announced in 2013 by the World Gold Council, an association of various gold mining companies from around the world of which New Gold is a member, New Gold defines "all-in sustaining costs" per ounce as the sum of total cash costs, capital expenditures that are sustaining in nature, corporate general and administrative costs, capitalized and expensed exploration that is sustaining in nature and environmental reclamation costs, all divided by the ounces of gold sold to arrive at a per ounce figure. New Gold believes this non-GAAP financial measure provides further transparency into costs associated with producing gold and assists analysts, investors and other stakeholders of the Company in assessing the Company's operating performance, its ability to generate free cash flow from current operations and its overall value. This data is furnished to provide additional information and is a non-GAAP financial measure. All-in sustaining costs presented do not have a standardized meaning under IFRS and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS and is not necessarily indicative of cash flow from operations under IFRS or operating costs presented under IFRS. Further details regarding historical all-in sustaining costs and a reconciliation to the nearest IFRS measures are provided in the MD&A accompanying New Gold's financial statements filed from time to time on www.sedar.com.

"Sustaining costs" is a non-GAAP financial measure. New Gold defines sustaining costs as the difference between all-in sustaining costs and total cash costs, being the sum of net capital expenditures that are sustaining in nature, corporate general and administrative costs, capitalized and expensed exploration that is sustaining in nature, and environmental reclamation costs.  Management uses sustaining costs to understand the aggregate net result of the drivers of all-in sustaining costs other than total cash costs.  The line items between cash costs and all-in sustaining costs in the tables below break down the components of sustaining costs.  Sustaining costs is intended to provide additional information only, does not have any standardized meaning under IFRS, and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

(2) Total Cash Costs

"Total cash costs" per ounce is a non-GAAP financial measure which is calculated in accordance with a standard developed by The Gold Institute, a worldwide association of suppliers of gold and gold products that ceased operations in 2002. Adoption of the standard is voluntary and the cost measures presented may not be comparable to other similarly titled measures of other companies. New Gold reports total cash costs on a sales basis. The Company believes that certain investors use this information to evaluate the Company's performance and ability to generate liquidity through operating cash flow to fund future capital expenditures and working capital needs.  This measure, along with sales, is considered to be a key indicator of the Company's ability to generate operating earnings and cash flow from its mining operations. Total cash costs include mine site operating costs such as mining, processing and administration costs, royalties, production taxes, and realized gains and losses on fuel contracts, but are exclusive of amortization, reclamation, capital and exploration costs and net of by-product sales. Total cash costs are then divided by ounces of gold sold to arrive at a per ounce figure. Co-product cash costs remove the impact of other metal sales that are produced as a by-product of gold production and apportion the cash costs to each metal produced on a percentage of revenue basis, and subsequently divides the amount by the total ounces of gold or silver or pounds of copper sold, as the case may be, to arrive at per ounce or per pound figures. Unless otherwise indicated, all total cash cost information in this news release is net of by-product sales. This data is furnished to provide additional information and is a non-GAAP financial measure. Total cash costs and co-product cash costs presented do not have a standardized meaning under IFRS and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS and is not necessarily indicative of cash flow from operations under IFRS or operating costs presented under GAAP. Further details regarding historical total cash costs and a reconciliation to the nearest IFRS measures are provided in the MD&A accompanying New Gold's financial statements filed from time to time on www.sedar.com.

OPEX, Cash Cost and AISC Reconciliation

	Three months ended September 30, 2018
(in millions of U.S. dollars, except where noted)	Gold	Copper	Silver	Total
OPEX, Cash Cost and AISC Reconciliation
Operating expenses(1)	49.3	32.1	1.2	82.6
Units of metal sold from continuing operations (ounces/millions of pounds/millions of ounces)	76,653	20.5	0.2
Operating expenses per unit of metal sold ($/ounce or pound)	644	1.57	7.64
Operating expenses(1)	49.3	32.1	1.2	82.6
Treatment and refining charges on concentrate sales	2.0	5.4	0.1	7.5
Adjustments(2)	(5.7)	(3.7)	-	(9.4)
Total cash costs from continuing operations	45.6	33.8	1.3	80.7
By-product silver and copper sales from continuing operations				(62.4)
Total cash costs net of by-product revenue from continuing operations				18.3
Units of metal sold from continuing operations (ounces/millions of pounds/millions of ounces)	76,653	20.5	0.2
Total cash costs on a co-product basis(3) from continuing operations ($/ounce or pound)	596	1.65	7.37
Total cash costs per gold ounce sold from continuing operations ($/ounce)				239
Total co-product cash costs from continuing operations	45.6	33.8	1.3
Total cash costs net of by-product revenue from continuing operations				18.3
Sustaining capital expenditures	31.2	20.3	0.8	52.3
Sustaining exploration - expensed	0.3	0.2	-	0.5
Corporate G&A including share-based compensation(4)	1.5	1.0	-	2.5
Reclamation expenses	1.0	0.7	-	1.7
Total co-product all-in sustaining costs from continuing operations	79.6	56.0	2.1
Total all-in sustaining costs net of by-product revenue from continuing operations				75.4
All-in sustaining costs on a co-product basis from continuing operations (3) ($/ounce or pound)	1,041	2.73	12.64
All-in sustaining costs per gold ounce sold from continuing operations ($/ounce)				984
Total co-product all-in sustaining costs (5)	113.5	55.1	2.0
Total all-in sustaining costs net of by-product revenue (5)				108.2
All-in sustaining costs on a co-product basis (3) ($/ounce or pound)	1,013	2.69	12.43
All-in sustaining costs per gold ounce sold ($/ounce)				966

(1)	Operating expenses are apportioned to each metal produced on a percentage of revenue basis.
(2)	Adjustments include the non-cash heap leach inventory write-down associated with discontinuing the addition of cyanide to the heap leach pad at Cerro San Pedro and social closure costs incurred at Cerro San Pedro included in operating expenses.
(3)	Amounts presented on a co-product basis remove the impact of other metal sales that are produced as a by-product of our gold production and apportions the cash costs to each metal produced on a percentage of revenue basis.
(4)	Includes the sum of corporate administration costs and share-based payment expense per the income statement, net of any non-cash depreciation within those figures.
(5)	Includes the impact of Mesquite, which has been classified as a discontinued operation as at and for the three and nine months ended September 30, 2018.

OPEX, Cash Cost and AISC Reconciliation

	Nine months ended September 30, 2018
(in millions of U.S. dollars, except where noted)	Gold	Copper	Silver	Total
OPEX, Cash Cost and AISC Reconciliation
Operating expenses(1)	144.5	100.5	4.5	249.5
Units of metal sold from continuing operations (ounces/millions of pounds/millions of ounces)	213,581	61.4	0.5
Operating expenses per unit of metal sold ($/ounce or pound)	677	1.64	8.43
Operating expenses(1)	144.5	100.5	4.5	249.5
Treatment and refining charges on concentrate sales	6.2	16.6	0.3	23.1
Adjustments(2)	(5.9)	(4.1)	(0.2)	(10.2)
Total cash costs from continuing operations	144.5	113.0	4.6	262.4
By-product silver and copper sales from continuing operations				(197.7)
Total cash costs net of by-product revenue from continuing operations				64.7
Units of metal sold from continuing operations (ounces/millions of pounds/millions of ounces)	213,581	61.4	0.5
Total cash costs on a co-product basis(3) from continuing operations ($/ounce or pound)	683	1.84	8.67
Total cash costs per gold ounce sold from continuing operations ($/ounce)				303
Total co-product cash costs from continuing operations	144.9	113.0	4.6
Total cash costs net of by-product revenue from continuing operations				64.7
Sustaining capital expenditures	83.3	57.9	2.6	143.8
Sustaining exploration - expensed	0.9	0.6	-	1.5
Corporate G&A including share-based compensation(4)	7.9	5.5	0.2	13.6
Reclamation expenses	2.6	1.8	0.1	4.5
Total co-product all-in sustaining costs from continuing operations	239.6	178.8	7.5
Total all-in sustaining costs net of by-product revenue from continuing operations				228.1
All-in sustaining costs on a co-product basis from continuing operations (3) ($/ounce or pound)	1,122	2.91	14.19
All-in sustaining costs per gold ounce sold from continuing operations ($/ounce)				1,069
Total co-product all-in sustaining costs (5)	357.5	183.6	8.0
Total all-in sustaining costs net of by-product revenue (5)				332.9
All-in sustaining costs on a co-product basis (3) ($/ounce or pound)	1,057	2.78	13.60
All-in sustaining costs per gold ounce sold ($/ounce)				984

(1)	Operating expenses are apportioned to each metal produced on a percentage of revenue basis.
(2)	Adjustments include the non-cash heap leach inventory write-down associated with discontinuing the addition of cyanide to the heap leach pad at Cerro San Pedro and social closure costs incurred at Cerro San Pedro included in operating expenses.
(3)	Amounts presented on a co-product basis remove the impact of other metal sales that are produced as a by-product of our gold production and apportions the cash costs to each metal produced on a percentage of revenue basis.
(4)	Includes the sum of corporate administration costs and share-based payment expense per the income statement, net of any non-cash depreciation within those figures.
(5)	Includes the impact of Mesquite, which has been classified as a discontinued operation as at and for the three and nine months ended September 30, 2018.

OPEX, Cash Cost and AISC Reconciliation

	Three months ended September 30, 2017
(in millions of U.S. dollars, except where noted)	Gold	Copper	Silver	Total
OPEX, Cash Cost and AISC Reconciliation
Operating expenses(1)	15.0	24.9	1.5	41.4
Units of metal sold from continuing operations (ounces/millions of pounds/millions of ounces)	28,479	21.8	0.2
Operating expenses per unit of metal sold ($/ounce or pound)	527	1.14	6.79
Operating expenses(1)	15.0	24.9	1.5	41.4
Treatment and refining charges on concentrate sales	2.4	5.4	0.1	7.9
Adjustments(2)	(0.1)	(0.2)	-	(0.3)
Total cash costs from continuing operations	17.5	30.1	1.6	49.0
By-product silver and copper sales from continuing operations				(64.3)
Total cash costs net of by-product revenue from continuing operations				(15.3)
Units of metal sold from continuing operations (ounces/millions of pounds/millions of ounces)	28,479	21.8	0.2
Total cash costs on a co-product basis(3) from continuing operations ($/ounce or pound)	610	1.40	7.20
Total cash costs per gold ounce sold from continuing operations ($/ounce)				(535)
Total co-product cash costs from continuing operations	17.5	30.1	1.6
Total cash costs net of by-product revenue from continuing operations				(15.3)
Sustaining capital expenditures	4.2	7.0	0.4	11.6
Sustaining exploration - expensed	0.4	0.6	-	1.0
Corporate G&A including share-based compensation(4)	3.0	5.0	0.3	8.3
Reclamation expenses	0.6	1.0	0.1	1.7
Total co-product all-in sustaining costs from continuing operations	25.7	43.7	2.4
Total all-in sustaining costs net of by-product revenue from continuing operations				7.5
All-in sustaining costs on a co-product basis from continuing operations (3) ($/ounce or pound)	898	2.00	11.20
All-in sustaining costs per gold ounce sold from continuing operations ($/ounce)				264
Total co-product all-in sustaining costs (5)	78.1	56.7	3.3
Total all-in sustaining costs net of by-product revenue (5)				63.3
All-in sustaining costs on a co-product basis (3) ($/ounce or pound)	977	2.31	12.88
All-in sustaining costs per gold ounce sold ($/ounce)				792

(1)	Operating expenses are apportioned to each metal produced on a percentage of revenue basis.
(2)	Adjustments relate to non-cash items related to inventory write-down reversals and social closure costs incurred at Cerro San Pedro that are included in operating expenses.
(3)	Amounts presented on a co-product basis remove the impact of other metal sales that are produced as a by-product of our gold production and apportions the cash costs to each metal produced on a percentage of revenue basis.
(4)	Includes the sum of corporate administration costs and share-based payment expense per the income statement, net of any non-cash depreciation within those figures.
(5)	Includes the impact of Mesquite, which has been classified as a discontinued operation as at and for the three and nine months ended September 30, 2017.

OPEX, Cash Cost and AISC Reconciliation

	Nine months ended September 30, 2017
(in millions of U.S. dollars, except where noted)	Gold	Copper	Silver	Total
OPEX, Cash Cost and AISC Reconciliation
Operating expenses(1)	47.2	70.3	4.7	122.2
Units of metal sold from continuing operations (ounces/millions of pounds/millions of ounces)	86,484	62.5	0.7
Operating expenses per unit of metal sold ($/ounce or pound)	546	1.10	7.10
Operating expenses(1)	47.2	70.3	4.7	122.2
Treatment and refining charges on concentrate sales	7.1	14.9	0.3	22.3
Adjustments(2)	(0.4)	(0.5)	-	(0.9)
Total cash costs from continuing operations	53.9	84.7	5.0	143.6
By-product silver and copper sales from continuing operations				(176.3)
Total cash costs net of by-product revenue from continuing operations				(32.7)
Units of metal sold from continuing operations (ounces/millions of pounds/millions of ounces)	86,484	62.5	0.7
Total cash costs on a co-product basis(3) from continuing operations ($/ounce or pound)	625	1.40	7.50
Total cash costs per gold ounce sold from continuing operations ($/ounce)				(378)
Total co-product cash costs from continuing operations	53.9	84.7	5.0
Total cash costs net of by-product revenue from continuing operations				(32.7)
Sustaining capital expenditures	12.2	18.3	1.2	31.7
Sustaining exploration - expensed	0.6	0.9	0.1	1.6
Corporate G&A including share-based compensation(4)	9.8	14.6	1.0	25.4
Reclamation expenses	1.9	2.8	0.2	4.9
Total co-product all-in sustaining costs from continuing operations	78.4	121.3	7.5
Total all-in sustaining costs net of by-product revenue from continuing operations				30.9
All-in sustaining costs on a co-product basis from continuing operations (3) ($/ounce or pound)	907	1.9	11.50
All-in sustaining costs per gold ounce sold from continuing operations ($/ounce)				358
Total co-product all-in sustaining costs (5)	240.4	146.4	9.4
Total all-in sustaining costs net of by-product revenue (5)				188.2
All-in sustaining costs on a co-product basis (3) ($/ounce or pound)	902	2.04	12.19
All-in sustaining costs per gold ounce sold ($/ounce)				706

(1)	Operating expenses are apportioned to each metal produced on a percentage of revenue basis.
(2)	Adjustments relate to non-cash items related to inventory write-down reversals and social closure costs incurred at Cerro San Pedro that are included in operating expenses.
(3)	Amounts presented on a co-product basis remove the impact of other metal sales that are produced as a by-product of our gold production and apportions the cash costs to each metal produced on a percentage of revenue basis.
(4)	Includes the sum of corporate administration costs and share-based payment expense per the income statement, net of any non-cash depreciation within those figures.
(5)	Includes the impact of Mesquite, which has been classified as a discontinued operation as at and for the three and nine months ended September 30, 2017.

(3) Operating Cash Flows Generated from Continuing Operations before Changes in Working Capital

"Operating cash flows generated from continuing operations before changes in working capital" is a non-GAAP financial measures with no standard meaning under IFRS, excludes changes in non-cash operating working capital. Management uses this measure to evaluate the Company's ability to generate cash from its operations before working capital changes. Further details regarding operating cash flows generated from continuing operations before changes in working capital and a reconciliation to the nearest IFRS measure is provided in the MD&A accompanying New Gold's financial statements filed from time to time on www.sedar.com.

Operating Cash Flows Generated from Continuing Operations before Changes in Working Capital Reconciliation

	Three months ended September 30		Nine months ended September 30
(in millions of U.S. dollars, except per share amounts)	2018	2017	2018	2017
Operating cash flows generated from continuing operations	43.2	54.8	135.2	138.8
Add back (deduct): Change in non-cash operating working capital from continuing operations	26.5	(9.2)	54.6	(24.5)
Operating cash flows generated from continuing operations before changes in non-cash working capital	69.7	45.6	189.8	114.3
Cash generated from discontinued operations	7.9	11.2	46.9	84.6
Add back: Change in non-cash operating working capital from discontinued operations	4.9	3.8	20.4	7.4
Cash generated from operations before changes in non-cash operating working capital	82.5	60.6	257.1	206.3

(4) Adjusted Net Earnings/(Loss) from Continuing Operations

"Adjusted net (loss)/earnings from continuing operations" and "adjusted net (loss)/earnings per share from continuing operations" are non-GAAP financial measures. Earnings/(loss) from continuing operations have been adjusted and tax affected for impairment losses, inventory write-downs, corporate restructuring, and gain on modification of long-term debt in "Other gains and losses" on the condensed consolidated income statement. The adjusted entries are also impacted for tax to the extent that the underlying entries are impacted for tax in the unadjusted net (loss)/earnings from continuing operations. The Company uses this measure for its own internal purposes. Management's internal budgets and forecasts and public guidance do not reflect fair value changes on senior notes and non-hedged derivatives, foreign currency translation and fair value through profit or loss and financial asset gains/losses.

Consequently, the presentation of adjusted net earnings and adjusted net earnings per share enables investors and analysts to better understand the underlying operating performance of our core mining business through the eyes of management. Management periodically evaluates the components of adjusted net earnings and adjusted net earnings per share based on an internal assessment of performance measures that are useful for evaluating the operating performance of our business and a review of the non-GAAP measures used by mining industry analysts and other mining companies. Adjusted net (loss)/earnings from continuing operations and adjusted net (loss)/earnings per share from continuing operations are intended to provide additional information only and do not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other companies. They should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measures are not necessarily indicative of operating profit or cash flows from operations as determined under IFRS.

Adjusted Net Earnings from Continuing Operations Reconciliation

	Three months ended September 30		Nine months ended September 30
(in millions of U.S. dollars, except per share amounts)	2018	2017	2018	2017
Earnings (loss) before taxes from continuing operations	-	31.7	(423.3)	75.1
Other losses (gains)	(14.3)	(25.2)	(3.8)	(70.8)
Asset impairment	-	-	383.7	-
Gain on modification of long-term debt	-	(3.3)	-	(3.3)
Corporate restructuring	-	-	2.3	-
Inventory impairment	10.5	-	10.5	-
Adjusted net (loss) earnings from continuing operations before tax	(3.8)	3.2	(39.6)	1.0
Income tax (expense) recovery	(1.6)	(5.0)	89.2	(6.2)
Income tax adjustments	0.8	4.4	(82.9)	5.1
Adjusted income tax expense	(0.8)	(0.6)	6.3	(1.1)
Adjusted net earnings (loss) from continuing operations	(4.6)	2.6	(33.3)	(0.1)
Adjusted earnings (loss) per share from continuing operations (basic and diluted)	(0.01)	0.00	(0.06)	(0.00)

(5) Average Realized Price

"Average realized price per ounce or pound sold" is a non-GAAP financial measure with no standard meaning under IFRS. Management uses this measure to better understand the price realized in each reporting period for gold, silver, and copper sales. Average realized price is intended to provide additional information only and does not have any standardized definition under IFRS; it should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate this measure differently and this measure is unlikely to be comparable to similar measures presented by other companies. Further details regarding average realized price and a reconciliation to the nearest IFRS measure is provided in the MD&A accompanying New Gold's financial statements filed from time to time on www.sedar.com.

(6) Operating Margin

"Operating margin" is a non-GAAP financial measure with no standard meaning under IFRS, which management uses to evaluate the Company's aggregated and mine-by-mine contribution to net earnings before non-cash depreciation and depletion charges.

Operating Margin Reconciliation

	Three months ended September 30		Nine months ended September 30
(in millions of U.S. dollars, except per share amounts)	2018	2017	2018	2017
Revenues	141.7	93.0	447.1	265.2
Less: Operating expenses	82.6	41.4	249.5	122.2
Operating margin	64.5	51.6	197.6	143.0

Consolidated Income Statements (unaudited)

	Three months ended September 30		Nine months ended September 30
(in millions of U.S. dollars, except per share amounts)	2018	2017	2018	2017
Revenues	147.1	93.0	447.1	265.2
Operating expenses	82.6	41.4	249.5	122.2
Depreciation and depletion	57.4	37.0	179.2	108.6
Revenue less cost of goods sold	7.1	14.6	18.4	34.4
Corporate administration	4.7	5.4	15.6	18.8
Corporate restructuring	-	-	2.3	-
Share-based payment expenses	(1.0)	3.1	0.5	6.9
Asset impairment	-	-	383.7	-
Exploration and business development	0.5	1.9	1.5	5.1
Earnings (loss) from operations	2.9	4.2	(385.2)	3.6
Finance income	0.3	0.3	1.0	0.9
Finance costs	(17.5)	2.0	(51.9)	(0.2)
Other gains (losses)	14.3	25.2	3.8	70.8
Earnings (loss) before taxes	-	31.7	(432.3)	75.1
Income tax (expense) recovery	(1.6)	(5.0)	89.2	(6.2)
(Loss) earnings from continuing operations	(1.6)	26.7	(343.1)	68.9
(Loss) earnings from discontinued operations, net of tax	(164.2)	0.3	(154.2)	18.7
Net (loss) earnings	(165.8)	27.0	(497.3)	87.6
(Loss) earnings from continuing operations per share
Basic	(0.00)	0.05	(0.59)	0.12
Diluted	(0.00)	0.05	(0.59)	0.12
(Loss) earnings per share
Basic	(0.29)	0.05	(0.86)	0.16
Diluted	(0.29)	0.05	(0.86)	0.16
Weighted average number of shares outstanding (in millions)
Basic	578.7	576.2	578.7	560.2
Diluted	578.7	577.0	578.7	560.9

Consolidated Statements of Financial Position (unaudited)

	As at September 30	As at December 31
(in millions of U.S. dollars)	2018	2017
ASSETS
Current assets
Cash and cash equivalents	129.0	216.2
Trade and other receivables	33.4	27.1
Inventories	122.8	193.2
Current income tax receivable	4.3	12.9
Prepaid expenses and other	4.9	5.6
Total current assets	294.4	455.0
Non-current inventories	13.3	78.7
Mining interests	2,581.3	3,200.4
Deferred tax assets	113.0	171.6
Other	2.1	2.6
	3,004.1	3,908.3
Assets held for sale	206.2	109.0
Total assets	3,210.3	4,017.3
LIABILITIES AND EQUITY
Current liabilities
Trade and other payables	138.7	178.2
Deferred benefit – Peak sale prepayment	-	3.0
Total current liabilities	138.7	181.2
Reclamation and closure cost obligations	96.3	121.5
Gold stream obligation	181.3	249.0
Provisions	1.0	2.6
Long-term debt	939.8	1,007.7
Deferred tax liabilities	128.4	250.3
Other	10.5	2.7
	1,496.0	1,815.0
Liabilities held for sale	36.0	62.8
Total liabilities	1,532.0	1,877.8
Equity
Common shares	3,036.8	3,036.5
Contributed surplus	105.0	103.2
Other reserves	(4.9)	(38.9)
Deficit	(1,458.6)	(961.3)
Total equity	1,678.3	2,139.5
Total liabilities and equity	3,210.3	4,017.3

Consolidated Statements of Cash Flow (unaudited)

(in millions of U.S. dollars, except per share amounts)	Three months ended September 30		Nine months ended September 30
	2018	2017	2018	2017
OPERATING ACTIVITIES
(Loss) earnings from continuing operations	(1.6)	26.7	(343.1)	68.9
Adjustments for:
Foreign exchange (gains) loss	(10.7)	(30.6)	17.3	(52.6)
Asset impairment	-	-	383.7	-
Reclamation and closure costs paid	(0.4)	(0.3)	(0.6)	(0.8)
Gain on disposal of El Morro stream	-	-	-	(33.0)
Depreciation and depletion	57.7	37.3	180.1	108.8
Other non-cash adjustments	6.6	10.7	(6.4)	22.1
Income tax expense (recovery)	1.6	5.0	(89.2)	6.2
Finance income	(0.3)	(0.3)	(1.0)	(0.9)
Finance costs	17.5	(2.0)	51.9	0.2
	70.4	46.5	192.7	118.9
Change in non-cash operating working capital	(26.5)	9.2	(54.6)	24.5
Income taxes paid	(0.8)	(0.9)	(2.9)	(4.6)
Operating cash flows generated from continuing operations	43.2	54.8	135.2	138.8
Operating cash flows generated from discontinued operations	7.9	11.2	46.9	84.6
Cash generated from operations	51.1	66.0	182.1	223.4
INVESTING ACTIVITIES
Mining interests	(56.4)	(146.6)	(174.5)	(459.6)
Proceeds from the sale of Peak Mines, net of transaction costs	-	-	42.4	-
Proceeds from the sale of the El Morro stream and other assets	0.1	-	0.3	65.3
Interest received	0.2	0.3	0.8	0.7
Gold price option contract investment costs	-	-	-	(0.9)
Investing cash flows used by continuing operations	(56.1)	(146.3)	(131.0)	(394.5)
Investing cash flows used by discontinued operations	(2.8)	(11.7)	(11.8)	(30.5)
Cash used by investing activities	(58.9)	(158.0)	(142.8)	(425.0)
FINANCING ACTIVITY
Proceeds received from exercise of options	-	-	-	0.6
Net proceeds received from issuance of common shares	-	-	-	164.7
(Repayment) drawdown of Credit Facility	(20.0)	100.0	(70.0)	100.0
Finance lease payments	(1.3)	-	(1.9)	-
Cash settlement of gold stream obligation	(4.2)	-	(10.8)	-
Issuance of senior unsecured notes, net of transaction costs	-	-	-	295.1
Repayment of senior unsecured notes	-	-	-	(305.3)
Interest paid	(3.4)	(2.5)	(35.7)	(35.3)
Cash (used by) generated by financing activities	(28.9)	97.5	(118.4)	219.8
Effect of exchange rate changes on cash and cash equivalents	0.6	2.8	(0.1)	3.0
Cash and cash equivalents classified as held for sale	(2.3)	-	(2.3)	-
Cash and cash equivalents sold	-	-	(5.7)	-
Change in cash and cash equivalents	(38.4)	8.3	(87.2)	21.2
Cash and cash equivalents, beginning of period	167.4	198.8	216.2	185.9
Cash and cash equivalents, end of period	129.0	207.1	129.0	207.1
Cash and cash equivalents are comprised of:
Cash	117.0	134.2	117.0	134.2
Short-term money market instruments	12.0	72.9	12.0	72.9
	129.0	207.1	129.0	207.1

View original content:http://www.prnewswire.com/news-releases/new-gold-announces-2018-third-quarter-results-300737498.html

SOURCE New Gold Inc.

View original content: http://www.newswire.ca/en/releases/archive/October2018/24/c7250.html

%CIK: 0000800166

For further information: Anne Day, Vice President, Investor Relations, Direct: +1 (416) 324-6003, Email: Anne.Day@newgold.com; Julie Taylor, Director, Corporate Communications and Investor Relations, Direct: +1 (416) 324-6015, Toll free: +1 (888) 315-9715, Email: info@newgold.com

CO: New Gold Inc.

CNW 18:15e 24-OCT-18